News Release

7.00am BST

8 April 2020

TRADING UPDATE

RELX, the global provider of information-based analytics and decision tools, comments on current trading and revises the full year outlook in the light of the evolving COVID-19 pandemic.

Highlights

➢In our three largest business areas, Scientific, Technical & Medical, Risk & Business Analytics, and Legal, which together accounted for 84% of revenue and 87% of adjusted operating profit in 2019, the rate of underlying revenue growth in the first quarter of 2020 was slightly higher than in the same period of the prior year. These business areas saw only a limited impact from COVID-19 in the first quarter, although the full year outcome may be affected by changes in the evolving economic environment and by activity levels in our customer markets.

➢The Exhibitions business, which accounted for 16% of revenue and 13% of adjusted operating profit in 2019, is being impacted significantly by COVID-19, making the outlook for this business area highly uncertain. As a result, we are unable to provide full year guidance for the group as a whole.

➢We have a strong balance sheet position and our financing arrangements provide us with ample liquidity.

Our priority during the COVID-19 pandemic remains the health and safety of our colleagues, our customers, and the wider community in which we operate, whilst continuing to operate our businesses and provide services to our customers. Given the electronic nature of our business, almost all our staff are able to work from home. In recent weeks, most of our 265 offices in 39 countries around the world have switched to remote working, whilst some have re-opened after a period of closure. With the exception of Exhibitions, and some minor challenges with physical delivery of print products, the business is operating with service delivery and product quality being maintained at high levels, and we remain focused on improving the services that we provide to our customers throughout and beyond the COVID-19 pandemic.

Scientific, Technical & Medical (34% of FY 2019 revenue)

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The year to date underlying revenue growth rate is slightly higher than in the same period of the prior year. In primary research, subscription renewal rates are in line with recent years, and growth in author-pays open access revenue is very strong. Article submission growth rates, to both subscription and author-pays open access journals, remain strong. Databases & tools revenue is growing well, partly offset by declines in print books. We have seen only a limited impact from COVID-19 so far.

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Since January Elsevier has mobilised all of its research content, data analytics know-how, and clinical insights to support the scientific and medical response to the COVID-19 pandemic. The Novel Coronavirus Information Centre, which provides researchers with free access to over 20,000 articles, has had almost three quarters of a million visitors to date. Working with WHO, OSTP, NIH and the Wellcome Trust, Elsevier has also made this significant body of knowledge available to global medical research databases for full AI-enabled data mining.

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Full year outlook: Positive revenue momentum continued through the first quarter. As we go through the year, we could see some impact from the COVID-19 pandemic in our customer markets, and prolonged restrictions on movement could potentially impact our ability to conduct new sales in person and distribute print products, but overall revenue stability is supported by 75% being subscription based.

Risk & Business Analytics (29% of FY 2019 revenue)

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The year started strongly and first quarter underlying revenue growth was at a slightly higher rate than in the same period of the prior year. Since the introduction of more extensive restrictions on movement in parts of the US in the second half of March, transactional volumes have softened and become more volatile in both Insurance and Business Services. Subscription revenues, which represent almost 40% of the divisional total, have continued to grow strongly across Insurance, Business Services and Data Services.

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Full year outlook: Notwithstanding the strong revenue performance across the business in the early part of the year, the full year outcome will depend on the extent and duration of the slowdown in business activity in the US and on the level of transactional activity in our customer markets.

Legal (21% of FY 2019 revenue)

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The underlying revenue growth rate is currently slightly higher than in the same period of the prior year, primarily driven by good growth in legal analytics. We have seen only a limited impact from COVID-19 so far.

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Full year outlook: Positive revenue momentum continued through the first quarter. As we go through the year, we could see some impact if the COVID-19 pandemic causes a prolonged slowdown in the legal services industry, or from potential limitations on our ability to conduct new sales in person and distribute print products, but overall revenue stability is supported by nearly 80% being subscription based.

Exhibitions (16% of FY 2019 revenue)

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In the first quarter around two thirds of the events that were originally scheduled to take place went ahead as planned with revenues slightly ahead of the same events in the prior year. In response to the COVID-19 pandemic, events representing around 5% of expected 2020 revenues have been cancelled. Events representing around 30% of this year’s expected revenues, that were scheduled to take place in the first half, have been postponed and are currently scheduled to take place later in the year, in some cases in combination with other second half events. These events are likely to experience some revenue attrition and extra costs associated with the rescheduling. Following these actions, the majority of this year's events are now scheduled to take place in the September-December period. We are taking action to save costs across the business, whilst continuing to serve our customers and maintain market presence to support the long-term value of our brands.

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Full year outlook: Depending on the impact and duration of the restrictions resulting from the COVID-19 pandemic, further rescheduling or cancellation of events may be necessary, making the full year outlook highly uncertain.

Balance sheet & liquidity

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We have a strong balance sheet position. This has been further strengthened by the issuance of €2bn of long-term bonds in March 2020, refinancing all of our term debt maturities for this year. After funding our acquisition spend in the year to date, we had only around $250m of net short term debt outstanding at the end of March. Our drawn debt facilities do not contain any financial covenants. In addition, we have approximately $3.5bn of undrawn, committed facilities which include a covenant limiting the ratio of net debt to EBITDA to 3.75 times. For this purpose, net debt includes leases but excludes pensions. At 31 December 2019 our net debt was £6.2bn and, measured on the basis used in the covenant calculation, the ratio of net debt to EBITDA was below 2.2 times. On 22 April the current tranche of the share buyback programme will be completed with £150m of the planned full year total of £400m having been deployed. The Board of RELX has decided not to continue with the next tranche of the share buyback programme at this time, and will review this decision later in the year.

Chair succession update

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As announced on 13 February 2020, a search process has commenced to appoint a successor to Sir Anthony Habgood as Chair of the Company. This process, which is being led by the Senior Independent Director and overseen by the Nominations Committee, is continuing. However, in light of the COVID-19 pandemic, and resulting practical issues including personal movement, travel and other restrictions, it is possible that the search process may take longer than originally anticipated, including potentially extending into next year. Recognising these practical issues and the importance of continuity of leadership during this time, Sir Anthony remains willing to continue in his role until a successor has been appointed. A further announcement will be made in due course once a successor has been identified and the date of Sir Anthony’s departure from the role is known.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Underlying growth rates are calculated at constant currencies, excluding the results of acquisitions until twelve months after purchase, and excluding the results of disposals and assets held for sale.  Underlying revenue growth rates also exclude exhibition cycling, and timing effects.

Disclaimer regarding forward-looking statements

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to risks and uncertainties that could cause actual results or outcomes of RELX PLC (together with its subsidiaries, “RELX”, “we” or “our”) to differ materially from those expressed in any forward-looking statement. We consider any statements that are not historical facts to be “forward-looking statements”. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should”, “will”, “believe”, “trends” and similar expressions may indicate a forward-looking statement. Important factors that could cause actual results or outcomes to differ materially from estimates or forecasts contained in the forward-looking statements include, among others, current and future economic, political and market forces, including the impact of epidemics or pandemics; changes in law and legal interpretations affecting RELX intellectual property rights and internet communications; regulatory and other changes regarding the collection, transfer or use of third-party content and data; demand for RELX products and services; competitive factors in the industries in which RELX operates; ability to realise the future anticipated benefits of acquisitions; significant failure or interruption of our systems; compromises of our data security systems or other unauthorised access to our databases; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Except as may be required by law, we undertake no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs over 33,000 people, of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £33bn/€38bn/$41bn.